UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Resolutions approved by the Extraordinary General Shareholders’ Meeting held on December 12, 2013
2.	Report of General Information regarding local public offering of common shares

Item 1

In an extraordinary meeting held on December 12, 2013, the General Meeting of Shareholders of Grupo Aval Acciones y Valores S.A. approved the following resolution, in relation to dividend payments for the common shares to be issued by the company:

“Resolution

THE GENERAL MEETING OF SHAREHOLDERS OF GRUPO AVAL ACCIONES Y VALORES S.A.

per its legal and statutory powers,

Agrees that the 1,855,176,646 common shares to be issued and offered by the company to its common shareholders subject to preemptive rights, shall include the right to receive dividends, as follows:

1.
Common shares corresponding to the abovementioned offering, will have the right to receive a monthly dividend, equivalent to the dividend approved by the Ordinary General Meeting of Shareholders that took place on September 27, 2013 ($4.35 per share). Such dividend will be paid beginning on the calendar month immediately succeeding that in which the common shares were duly paid.  The above pursuant to Article 34 of the By-laws of the company,

2.
Allocate, from the company’s occasional reserve with tax benefit, available to the General Meeting of Shareholders, an amount of $24,210,055,230.30 in order to pay the dividend mentioned on section 1 above and in the rules applicable to the offering.

3.	The balance of the resources allocated to pay the mentioned dividends, if any, shall be returned to the occasional reserve, following the expiration of the public offering.”

The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Item 2

RELEVANT INFORMATION

In a meeting held on December 11, 2013, the Board of Directors of Grupo Aval Acciones y Valores S.A. approved a new version of the rules applicable to the local public offering of 1.855.176.646 common shares subject to preemptive rights among its common shareholders, taking into consideration that the Superintendencia Financiera de Colombia requested some adjustments to the initial version.

Additionally, the Board of Directors ratified the authorization granted to the management of the company to carry out the required actions related to this matter, particularly with respect to all requirements to be complied with before the Superintendencia Financiera de Colombia.

Finally, Grupo Aval Acciones y Valores S.A. informs that the subscription price of the common shares to be issued by the company is ONE THOUSAND THREE HUNDRED PESOS ($1,300) per share.

The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Bogotá, December 11, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel